                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                      Liberty Satellite & Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Series A Common Stock, par value $1.00 per share
                Series B Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                        Series A Common Stock: 531182103
                        Series B Common Stock: 531182202
             -------------------------------------------------------
                                 (CUSIP Number)


                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 16, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES)

Series A Common Stock Cusip No. 531182103
Series B Common Stock Cusip No. 531182202

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Liberty Media Corporation
     84-1288730
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  / /
     (b)  /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)   / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

    NUMBER OF       7    SOLE VOTING POWER
                         6,035,964 shares of Series A
     SHARES              360,289,833 shares of Series B*
                    ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
                         0 shares
    OWNED BY        ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
     EACH                6,035,964 shares of Series A
                         360,289,833 shares of Series B*
   REPORTING        ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
    PERSON               0 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,035,964 shares of Series A**
     360,289,833 shares of Series B*
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***

     Series A Common Stock: 8.94%
     Series B Common Stock: 98.79%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

* Includes shares of Series B Common Stock issuable upon conversion of Series B Preferred Stock, as described in Item 3 of this Schedule 13D.

**   Does not include shares of Series A Common Stock issuable upon conversion of Series B Common Stock.

*** Each share of Series A Common Stock is entitled to one vote per share and each share of Series B Common Stock is entitled to ten votes per share. Accordingly, when these series of stock are aggregated, the reporting person may be deemed to hold voting securities of the issuer representing approximately 97.16% of the total voting power of the outstanding common stock of the issuer.

                               Page 2 of 11 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

                                  Statement of

                            LIBERTY MEDIA CORPORATION

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                  in respect of

                      LIBERTY SATELLITE & TECHNOLOGY, INC.

AMENDMENT NO. 2 TO SCHEDULE 13D

     Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed on November 8, 2000, as amended on June 22, 2001 (the "Statement"), with respect to the Series A Common Stock, par value $1.00 per share (the "Series A Stock"), and Series B Common Stock, par value $1.00 per share (the "Series B Stock" and together with the Series A stock, the "Common Stock"), of Liberty Satellite & Technology, Inc. ("Liberty Satellite"), a Delaware corporation. Unless otherwise indicated herein, each capitalized term used but not defined herein has the meaning assigned thereto in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 of the Statement is hereby amended and supplemented by adding the following information thereto:

     The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

     On August 10, 2001, AT&T Corp., the former parent corporation of the Reporting Person ("AT&T"), redeemed (the "Redemption") each outstanding share of AT&T's Class A Liberty Media Group common stock, par value $1.00 per share (the "Class A Liberty Media Group Common Stock"), and AT&T's Class B Liberty Media Group common stock, par value $1.00 per share (the "Class B Liberty Media Group Common Stock" and together with the Class A Liberty Media Group Common Stock, the "Liberty Media Group Common Stock"), in exchange for one share of a corresponding series of common stock of the Reporting Person. Prior to the Redemption, the Liberty Media Group Common Stock was a tracking stock of AT&T intended to reflect the economic performance of the businesses and assets attributed to AT&T's Liberty Media Group. Upon the Redemption, the Reporting Person became the holder of all of the businesses and assets formerly attributed to AT&T's Liberty Media Group. As a result of the Redemption, the Reporting Person became an independent, publicly traded company.

                               Page 3 of 11 Pages
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     After giving effect to the transactions described in the amendment to Item
3, the Reporting Person will beneficially own the shares of Series B Stock acquired in the Ascent Transaction (as defined and described in Item 3) through its subsidiary Liberty AEG, Inc., a Delaware corporation ("Liberty AEG"), and the shares of Series B Stock acquired in the LLC Transaction (as defined and described in Item 3) through its subsidiaries LMC/LSAT Holdings, Inc., a Delaware corporation ("LSAT HC"), Liberty Brazil DTH Inc., a Colorado corporation ("Liberty Brazil"), Liberty Mexico DTH Inc., a Colorado corporation ("Liberty Mexico"), Liberty Multicountry DTH, Inc., a Colorado corporation ("Liberty Multicountry"), Liberty International DTH, Inc., a Colorado corporation ("Liberty International"), and Liberty Latin Partners, Inc., a Delaware corporation ("Liberty Latin" and together with Liberty Brazil, Liberty Mexico, Liberty Multicountry and Liberty International, the "DTH Subs").

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference and amends and restates Schedule 1 and Schedule 2 to the Original 13D in their entirety.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

     On August 16, 2001, the Reporting Person entered into the Purchase Agreement, dated as of August 16, 2001, as amended as of November 30, 2001, by and among Liberty Satellite, Liberty AEG, and, for certain limited purposes thereunder, the Reporting Person (the "Ascent Purchase Agreement"), and the Purchase Agreement, dated as of August 16, 2001, as amended as of November 30, 2001, by and among, LSAT HC, the DTH Subs, Liberty Satellite, and, for certain limited purposes thereunder, the Reporting Person (the "LLC Purchase Agreement").

     Pursuant to the terms of the Ascent Purchase Agreement, Liberty AEG will sell, convey, assign, transfer and deliver to Liberty Satellite, and Liberty Satellite will purchase and acquire from Liberty AEG, in exchange for 87,016,207 shares of Series B Stock, all of the issued and outstanding shares of capital stock of Ascent Entertainment Group, Inc. ("Ascent"), a Delaware corporation (the "Ascent Transaction").

                               Page 4 of 11 Pages

     Pursuant to the terms of the LLC Purchase Agreement, (i) LSAT HC will sell, convey, assign, transfer and deliver to Liberty Satellite, and Liberty Satellite will purchase and acquire from LSAT HC, in exchange for 174,267,664 shares of Series B Stock, all of the issued and outstanding shares of capital stock of each of Liberty KASTR Corp., a Delaware corporation ("Liberty KASTR"), Liberty XMSR, Inc., a Delaware corporation ("Liberty XMSR"), and Liberty Astro, Inc., a Delaware corporation ("Liberty Astro" and together with Liberty KASTR and Liberty XMSR, the "LLC Holding Companies") (the "HC Transaction"); and (ii) the DTH Subs will sell, convey, assign, transfer and deliver to Liberty Satellite, and Liberty Satellite will purchase and acquire from the DTH Subs, in exchange for 78,716,129 shares of Series B Stock, all of the issued and outstanding shares of capital stock of LMI/LSAT Holdings, Inc. ("LMI/LSAT"), a Delaware corporation (the "DTH Transaction" and together with the HC Transaction, the "LLC Transaction").

     On March 16, 2000, the Reporting Person completed a transaction with Liberty Satellite. Pursuant to the terms of the transaction, Liberty Satellite acquired a beneficial interest in 5,084,745 shares of Sprint Corporation PCS Group common stock with an aggregate market value on the closing date of $300 million in exchange for 150,000 shares of Liberty Satellite Series A Preferred Stock with a liquidation value of $150 million and 150,000 shares of Liberty Satellite Series B Cumulative Convertible Voting Preferred Stock ("Series B Preferred Stock") with a liquidation value of $150 million. On and after March 16, 2002, at the option of the holder, each share of Series B Preferred Stock will be convertible into 113.1145 shares of Series B Stock; provided that such conversion ratio is subject to adjustment in certain circumstances, including cumulation of dividends, distributions or dividends on, splits, combinations or reclassifications of, and certain issuances of shares of, the Series B Stock. Assuming no such adjustments, the Series B Preferred Stock held by the Reporting Person will be convertible into 16,967,175 shares of Series B Stock.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:

     The purpose of the transactions described in the amendments to Item 3 was to rationalize the corporate structure of Liberty Satellite, provide Liberty Satellite with operating control of On Command Corporation, a Delaware corporation and a consolidated subsidiary of Ascent, and increase the Reporting Person's shareholder position in Liberty Satellite.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

     (a)  After giving effect to the transactions described in the amendment to
Item 3, the Reporting Person beneficially owns 6,035,964 shares of Series A Stock and 360,289,833 shares of Series B Stock. The Series A Stock is entitled to one vote per share and the Series B Stock is entitled to 10 votes per share. Accordingly, the Reporting Person beneficially owns approximately 8.94% of the 67,531,018 shares of Series A Stock outstanding and 98.79% of the 364,685,461 shares of Series B Stock outstanding.

                               Page 5 of 11 Pages

     Except as described on Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of Common Stock.

     (b) The Reporting Person has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares. Except as stated otherwise in Schedule 3, which is incorporated herein, to the knowledge of the Reporting Person, each of the persons listed on Schedule 3 has the sole power to vote or direct the voting of, and the sole power to dispose of or direct the disposition of, the shares of Common Stock indicated as being owned by such person on Schedule 3.

     (c) Except for the issuance of Shares described in the amendments to Item 3, no transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the
Schedule 1 Persons during the last 60 days.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT NO.                              EXHIBIT
-----------                              -------
    7(c)       Purchase Agreement, dated as of August 16, 2001, by and among
               Liberty Satellite, Liberty AEG, and, for certain limited purposes thereunder, Liberty (incorporated by reference from Annex C-1 to the Proxy Statement Pursuant to Section 14(a) of the Securities
               Exchange Act of 1934 filed by Liberty Satellite with the
               Securities and Exchange Commission on December 21, 2001)

    7(d)       First Amendment to the Purchase Agreement, dated as of November
               30, 2001, by and among Liberty Satellite, Liberty AEG, and, for certain limited purposes thereunder, Liberty (incorporated by reference from Annex C-2 to the Proxy Statement Pursuant to
               Section 14(a) of the Securities Exchange Act of 1934 filed by
               Liberty Satellite with the Securities and Exchange Commission on
               December 21, 2001)

    7(e) Purchase Agreement, dated as of August 16, 2001, by and among, LSAT HC, the DTH Subs, Liberty Satellite, and, for certain limited purposes thereunder, Liberty (incorporated by reference from Annex D-1 to the Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed

                               Page 6 of 11 Pages

               by Liberty Satellite with the Securities and Exchange Commission on December 21, 2001)

    7(f)       First Amendment to the Purchase Agreement, dated as of November
               30, 2001, by and among, LSAT HC, the DTH Subs, Liberty Satellite, and, for certain limited purposes thereunder, Liberty(incorporated by reference from Annex D-2 to the Proxy
               Statement Pursuant to Section 14(a) of the Securities Exchange
               Act of 1934 filed by Liberty Satellite with the Securities and Exchange Commission on December 21, 2001)


                               Page 7 of 11 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2002

                                        LIBERTY MEDIA CORPORATION


                                        By: /s/ Elizabeth M. Markowski
                                            --------------------------
                                        Name:  Elizabeth M. Markowski
                                        Title: Senior Vice President



                               Page 8 of 11 Pages

Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 1

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

NAME AND BUSINESS ADDRESS               PRINCIPAL OCCUPATION
-------------------------               --------------------
John C. Malone                          Chairman of the Board and Director of Liberty

Robert R. Bennett                       President, Chief Executive Officer and Director of Liberty

Gary S. Howard                          Executive Vice President, Chief Operating Officer and Director
                                        of Liberty; Chairman of the Board and Director of Liberty Satellite

Paul A. Gould                           Director of Liberty; Managing Director of Allen & Company Incorporated
   Allen & Company Incorporated
   711 5th Avenue, 8th Floor
   New York, NY 10022

Jerome H. Kern                          Director of Liberty; Consultant
   Kern Consulting LLC
   4600 S. Syracuse Street
   Denver, CO 80237

Larry E. Romrell                        Director of Liberty

Donne F. Fisher                         Director of Liberty; President of Fisher Capital Partners, Ltd.
   Fisher Capital Partners, Ltd.
   9781 Meridian Blvd., #200
   Englewood, CO 80112

David J.A. Flowers                      Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski                  Senior Vice President of Liberty

Charles Y. Tanabe                       Senior Vice President, General Counsel and Secretary of Liberty

Peter N. Zolintakis                     Senior Vice President of Liberty

Christopher W. Shean                    Vice President and Controller of Liberty


                               Page 9 of 11 Pages

Schedule 2 of the Statement is hereby deleted in its entirety.



                              Page 10 of 11 Pages
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Schedule 3 of the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 3

     The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 3.

NAME                     SHARES AND OPTIONS TO PURCHASE SHARES BENEFICIALLY OWNED
----                     --------------------------------------------------------
John C. Malone           14 shares of Series A Stock directly, 120,000 shares of
                         Series A Stock indirectly through a trust of which Dr.
                         Malone is the sole trustee and in which, with his spouse, he retains a unitrust interest, options to purchase 250,000
                         shares of Series A Stock, and 117,300 shares of Series B
                         Stock held by Dr. Malone's spouse of which he disclaims any beneficial interest.

Robert R. Bennett        Options to purchase 5,000 shares of Series A Stock.

Gary S. Howard           55,085 shares of Series A Stock, 25,495 shares of Series A
                         Stock as custodian for his children, options, granted in
                         tandem with stock appreciation rights, to purchase 30,000
                         shares of Series A Stock and options to purchase 664,076
                         shares of Series A Stock.

Jerome H. Kern           10,000 shares of Series A Stock.

Larry E. Romrell         7,220 shares of Series A Stock, options to purchase 734,076 shares of Series A Stock.

Donne F. Fisher          Options to purchase 25,000 shares of Series A Stock.

Elizabeth M. Markowski   200 shares of Series A Stock owned by her spouse who has
                         sole power to vote and dispose of such shares, of which Ms.
                         Markowski disclaims any beneficial ownership.





                              Page 11 of 11 Pages